January 8, 2025
Alison White
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	EA Series Trust (the “Trust”) Post-Effective Amendment No. 371 to the Registration Statement on Form N-1A (the “Amendment”) File Nos.: 333-195493 and 811-22961
Dear Ms.White:
This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 9, 2024, with respect to the Amendment relating to the MRBL Enhanced Equity ETF (the “Fund”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Global Comments
1.Comment: Given the disclosure of the intention to rely on manager of managers order (“MOM Order”), please include the adviser’s name in the Fund’s name otherwise please take out the applicable disclosure on page 12.
Response: The Registrant notes that the Staff provided this comment with respect to Post-Effective Amendment No. 363. Please refer to the Trust’s correspondence dated October 10, 2024 (Accession No. 0001592900-24-002031) and October 15, 2024 (Accession No. 0001592900-24-002037).
2.    Comment: Please provide the Fund’s fee table and expense example prior to Fund’s effective date.
Response: The Registrant has provided the completed fee table and expense example as part of this response – See Exhibit A.
3.    Comment: Under the first sentence of the Principal Investment Strategies section, please disclose the name of the large cap index that the Fund will seek to outperform, including market capitalization as of a recent date.
Response: The disclosure has been updated to remove references to outperforming any particular index. Please see Exhibit B for the revised disclosure.
4.    Comment: Please revise the disclosure to describe how the Fund will outperform the index and if it intends to use leverage, including buying and selling options, please disclose any associated costs and risks. Additionally, please disclose associated volatility related to leverage.
Response: The disclosure has been updated to remove references to outperforming any particular index. Please see the revised disclosure in Exhibit B for how the Fund intends to use leverage and the associated risks.
5.    Comment: Under paragraph 2 of the same section, the first sentence mentions investments in equity securities and “other derivative instruments.” What other derivative instruments will be used besides options?
Response: The word “other” has been deleted from the disclosure.

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6.    Comment: In the same paragraph, second to last sentence please explain in plain English in the filing what it means to have 125% exposure to an index. Please consider providing an example. Also, to the extent that the Fund is providing 125% exposure to the index, will the Fund’s income from selling call options be offset by the cost of leverage? If so, this should be clarified so investors understand the strategy is not designed for income.
Response: Please see Exhibit B for the revised disclosure.
7.    Comment: On page 2, in the same section, please clarify the language in the fourth paragraph in plain English and consider providing an example.
Response: Please see Exhibit B for the revised disclosure.
8.    Comment: Will the Fund write call options on positions it doesn’t hold, or will all options be covered?
Response: The Fund intends to use covered calls and synthetic covered calls. Please see Exhibit B for the revised disclosure.
9.    Comment: On page 2, in the same section, in the fifth paragraph, please disclose the percentage of the portfolio to be allocated to the collateral portfolio.
Response: Approximately 30-50% of the Fund’s assets are expected to be allocated to the Fund’s collateral portfolio. The disclosure has been revised accordingly.
10.    Comment: Under the Principal Investment Risks section, under Large-Capitalization Companies Risk, please consider adding disclosure to the effect that large cap companies will be slower or less able to respond to industry or market changes and have lower growth potential.
Response: The disclosure has been revised accordingly.
11.    Comment: In the same section, under Counterparty Risk, in the first sentence it is unclear why you mention special purpose or structured vehicles. Please update or revise the disclosure.
Response: The disclosure has been revised to remove references to special purpose or structured vehicles.
12.    Comment: In the same section, under Leverage Risk, in the first sentence, please explain what other financial instruments will be used other than derivatives? Please revise the disclosure accordingly.
Response: The disclosure has been revised to remove references to other financial instruments.
13.    Comment: In the same section, under Sector Risk, please add principal strategy disclosure relating to information technology sector risk.
Response: The disclosure has been revised to reflect that the Fund does not seek exposure to particular sectors, but will have sector risk similar to the overall U.S. equity market.
14.    Comment: On page 10, under Options Risk there is a reference to SPX options, which is not otherwise used in the filing. Please revise or add associated strategy disclosure.
Response: The reference to SPX Options has been deleted.
15.    Comment: On page 13, please add information relating to Shulem Ishkowitz for the period of 2019 – 2022.
Response: The disclosure has been revised as follows:
Shulem Iskowitz is the Founder of MRBL and has served as its Chief Executive Officer since the firm’s inception in 2024. After attending a rabbinical college in 2012, Mr. Iskowitz joined AJA Assets, a commodity trading adviser registered with the National Futures Association that was wholly-owned by Mr. Iskowitz’s family. While at AJA Assets from June 2012 to August 2015, Mr. Iskowitz was a Principal and traded derivatives on the Chicago Board of Exchange. From August

2015 to January 2022, Mr. Ishkowitz was CEO of Shuzy Rock, an import and export company. From May 2022 to October 2024, Mr. Iskowitz was a managing partner at Guidant Funds, a hedge fund that invested in long-term investment strategies.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.
Sincerely,
/s/ Karen Aspinall
Karen Aspinall
Trust Counsel

EXHIBIT A
FEES AND EXPENSES
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.74%
Distribution and/or Service (12b-1) Fees	None
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.74%
1 Other Expenses are estimated for the current fiscal year.
EXAMPLE
The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then hold or sell all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$76	$237

EXHIBIT B
PRINCIPAL INVESTMENT STRATEGIES
The Fund is an actively managed, exchange-traded fund (“ETF”) that seeks up to 125% long exposure to large-capitalization U.S. equity securities, while enhancing the Fund’s income by writing (selling) call options on one or more ETFs or securities indices that provide exposure to large-capitalization U.S. equity securities.
Under normal circumstances, the Fund will invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities and derivative instruments that provide exposure to equity securities. To gain this exposure, the Fund will primarily invest in one or more ETFs or options on an ETF or index (each, a “reference asset”). The combination of the Fund’s investments is expected to provide a maximum of 125% exposure to large-capitalization U.S. equity securities. The Fund will use leverage, such as options, which generally require a small investment relative to the amount of investment exposure assumed. The Fund’s exposures will vary given market conditions and the availability of attractive investment opportunities.
Empowered Funds, LLC, dba EA Advisers (the “Adviser”), serves as the investment adviser to the Fund. The Adviser oversees the day-to-day affairs of the Fund and supervises the Fund’s two sub-advisers. MRBL Management, LLC (“MRBL”) serves as a sub-adviser to the Fund and is responsible for determining the Fund’s investments. Arin Risk Advisors, LLC (“Arin”) also serves as a sub-adviser to the Fund and is responsible for selecting the Fund’s broker-dealers and executing the Fund’s transactions based on instructions provided by MRBL.
To gain synthetic equity exposure, the Fund may invest in European style call options (“European Calls”) or European style combos (“European Combos”). European Calls give the option holder the right to buy a reference asset only on the option expiration date. European Combos are a combination of option transactions whereby the Fund would purchase a call option and sell a put option with the same strike price and expiration date on the same reference asset. The European Calls and European Combos strategies benefit when the reference asset’s price rises over time. Similarly, the European Calls and European Combos strategies are expected to experience losses when the reference asset’s price falls over time.
The Fund may also buy or sell either standard exchange-listed call options, FLexible EXchange® Options (“FLEX Options”), or a combination of both listed options types on a reference asset. A call option gives the purchaser the right to purchase the reference asset at a specified strike price prior to a specified expiration date. The purchaser pays a cost (premium) to purchase the call option. In the event the reference asset appreciates in value, the value of the call option will generally increase, and in the event the reference asset declines in value, the call option may expire worthless and the entire premium may be lost.
The Fund’s gains and losses on a reference asset will generally increase or decrease in line with the applicable reference asset’s price. The Fund’s use of leverage will also magnify the gains and losses on the Fund’s investments in proportion to the amount of the Fund’s leverage.
The Fund will also “write” or sell short-term call options on its exposure (of up to 125% of the Fund’s net assets) to the reference assets. The Fund generally considers an option to be “short-term” when its expiration date is less than 90 days from the date such option is written (sold). A written (sold) call option obligates the seller of the option to sell the reference asset at a strike price until the expiration date. The writer (seller) of the call option receives an amount (premium) for writing (selling) the option. The call writing strategy will have different outcomes based on the performance of the reference asset, the amount of leverage in the Fund’s portfolio and the amount of the call option premium, as follows:
•If the reference asset increases in value but the increase is less than the strike price at the option expiration date, the options will expire worthless, and the Fund will keep the option premium received. The Fund will experience a gain on the reference asset that is leveraged to approximately the same extent as the Fund’s portfolio. This would result in the portfolio outperforming the reference asset because the Fund will receive the option premium and will participate in the leveraged gain on the reference asset.
•If the reference asset increases in value above the strike price and the option is exercised, the Fund will keep the option premium received and will experience leveraged gains up to the strike price, but will not participate in the reference asset’s appreciation beyond the strike price, which can cause the Fund to underperform the reference asset. In these circumstances, the Fund would have to pay the difference between the value of the reference asset and the strike price on the option expiration date or deliver the reference asset (which amount is offset by the option premium initially received). This circumstance limits the Fund’s ability to fully participate in any increase in the reference asset’s value above the strike price. This means that the Fund can underperform the reference asset when the reference asset has increased in value.
•If the reference asset decreases in value, excluding the effect of leverage, in an amount that is less than the option premium received, the Fund will experience a smaller amount of underperformance as compared to the reference asset due to the option premium received. This can result in the Fund outperforming the return on the reference asset. However, if the Fund is using leverage at the time when the reference asset declines, the Fund will lose more value than the reference asset in proportion to the amount of the leverage in the Fund’s portfolio.
•If the reference asset decreases in value in an amount that is greater than the option premium received, the Fund will experience losses that are in proportion to the amount of leverage in the Fund’s portfolio. The option premium will partially offset this loss. Losses in this case would be magnified by the amount of the Fund’s leverage, which will result in the Fund underperforming the reference asset.
The level of a reference asset’s option premium that is received from writing short-term call options will increase or decrease based on the reference asset’s projected or implied volatility (e.g., a reference asset characterized by low volatility will yield a commensurately low level of option premium, whereas a highly volatile reference asset will generate a higher level of option premium).
The Fund will utilize a traditional covered call strategy, which is an investment strategy where the Fund sells a call option in direct proportion to the amount of the underlying security owned by the Fund. The Fund may also utilize a synthetic covered call strategy (i.e., through the use of European Calls and European Combos), whereby the Fund sells a call option on an underlying security to which the Fund has synthetic exposure but does not directly own the security.
The Fund may also maintain a collateral portfolio that is designed primarily to serve as margin or collateral for the Fund’s options positions. Secondarily, the collateral may serve to enhance the Fund’s return by generating returns subject to short-term interest rate risk (the “Collateral Portfolio”). The Collateral Portfolio is comprised of cash or cash equivalents, including United States Treasury Securities, money-market instruments, money-market mutual funds, or box spreads. Approximately 30-50% of the Fund’s assets are expected to be allocated to the Collateral Portfolio.
A box spread is a multi-leg, risk-defined, equity market neutral options strategy with defined profit potential, if held to expiration. There are four options trades involved in a long box spread: (i) a long call with a lower strike price, (ii) a short call with a higher strike price; (iii) a long put with a higher strike price; and (iv) a short put with a lower strike price (a “Box Spread”). The goal is to buy the box spread for a price that is less than the width of the strike prices. Box spreads are subject to interest rate and liquidity risk even though equity market risk is generally neutralized.
For example, if a stock is trading at $50, a $45 call is purchased, and a $55 call is sold. Simultaneously, a $55 put is purchased, and a $45 put is sold. Thus, a $10 wide long box spread is created around the stock. If the box spread can be purchased for $9.50, a profit of $0.50 is anticipated regardless of the value of the stock at expiration, because the spread will be valued at $10 at expiration, regardless of where the reference asset is trading.
The Fund is “non-diversified,” meaning that a relatively high percentage of its assets may be invested in a limited number of issuers of securities.